SCHEDULE 13D-A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/17/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

1,691,389

8. SHARED VOTING POWER

648,961

9. SOLE DISPOSITIVE POWER

2,340,350
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,340.350

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.72%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________


This statement constitutes Amendment #6 to the schedule 13d filed December 12, 2008. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
Press Release


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on 9/30/2008 there were 12,505,000 shares of common stock outstanding as of September 30, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos have the sole authority to vote 1,691,389 shares of TMI and share voting power on 648,961 shares.Bulldog Investors, Phillip Goldstein and Andrew Dakos have the sole authority to dispose of 2,340,350 shares.

c) No shares of TMI were purchased since the last filing on 3/16/09.



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Chairman


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/17/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit 1:

Full Value Partners L. P. to Sue TM Entertainment and Media, Inc. (AMEX: TMI) Saddle Brook, NJ, March 17, 2009 -- Full Value Partners L.P. announced today that it intends to file a lawsuit in the Delaware Court of Chancery to ask the Court to order TMI to hold its annual meeting as scheduled.

On December 12, 2008, TMI issued a public announcement which stated that an Annual Meeting of Stockholders would be held on April 14, 2009. On March 16, 2009, TMI announced, without explanation, that the April 14th meeting has been rescheduled to May 13, 2009.

Commenting on the impending lawsuit, Phillip Goldstein, a principal of Full Value Partners, said:

Management has reneged on its promise to hold an annual meeting on April 14th. As a result, we are concerned that management might attempt to delay the meeting again. Therefore, we intend to seek a court order to insure that shareholders are not subjected to any more delays. In addition, as a result of the boards actions, we are concerned that it can not be trusted to protect TMIs trust account or to make prompt payment of the trust account to shareholders if any when TMI is required to liquidate.

Source: Full Value Partners L.P., (914-747-5262)